EXHIBIT 99.1

NewsRelease

TransCanada to Hold Shareholders’ Annual Meeting
Issue 2012 First Quarter Results April 27

CALGARY, Alberta – April 16, 2012 – TransCanada Corporation’s (TSX, NYSE: TRP) (TransCanada) 2012 Annual Meeting of Shareholders will be held Friday, April 27, 2012 at 10 a.m. (MDT) / 12 p.m. (EDT) at the BMO Centre in Calgary.

Members of TransCanada’s executive leadership team will provide an overview of 2011 business activities while discussing the company’s future outlook.  A live webcast of the Annual Meeting will be available at www.transcanada.com.  It will be archived and available for replay.

First quarter 2012 financial results will also be released April 27.  Russ Girling, TransCanada president and chief executive officer, Don Marchand, TransCanada executive vice-president and chief financial officer and members of the executive leadership team will discuss Q1 2012 results and company developments at 1 p.m. (MDT) / 3 p.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1792 or 416.340.2216 (Toronto area).  Please dial in 10 minutes prior to the start of the call.  No pass code is required.  A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 4, 2012.  Please call 800.408.3053 or 905.694.9451 and enter pass code 8130635.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Media Inquiries:	Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Inquiries:	David Moneta/Terry Hook/ Lee Evans	403.920.7911 800.361.6522